RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED
2009 APR 28 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 23, 2009

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

09045983

SUPPL

Dear Mr. Dudek,

Sub : **Disclosure made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 23, 2009 forwarding therwith the approved Audited Accounts for the financial year ended March 31, 2009
2.	Letters dated April 23, 2009 accompanied with Statement of Appropriations required to be furnished under Clause 20 of the Listing Agreement with the Stock Exchanges.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

4/28

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 23, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 *2039,*
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2008-2009 in the prescribed format.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl :

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 23, 2009

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2008-2009 in the prescribed format.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl :

Board Meeting Date : April 23, 2009 Place : Mumbai

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of Company Reliance Natural Resources Limited

Company Code 532709 **For the year ended** March 31, 2009

		Current Year 2008 / 2009 (Rs. In Lakhs)	Previous Year 2007 / 2008 (Rs. In Lakhs)
1.	Total Turnover and other Receipts	41,678.78	36,730.65
2.	Gross Profit (Before deducting any of the following)	16,707.54	17,084.93
	(a) Interest	9,513.32	7,815.49
	(b) Depreciation	5.99	694.64
	(c) Tax Liability	201.21	1,714.93
	(d) Others, if any	--	--
3.	Net Profit available for appropriation	6,981.02	6,859.87
4.	Net Profit / Loss (a) Add : B/fd. from Last Year's Balance	9,554.27	2,694.40
	(b) Other adjustment, if any, Less : (i) Statutory Reserves and Other Appropriation (net)	Nil	Nil
	Less : Transferred to (i) General Reserve (ii) Debenture Redemption Reserve	Nil	Nil
5.	Dividend	Nil	Nil
	Corporate Tax on Dividend	Nil	Nil
6.	Balance Carried Forward	16,541.29	9,554.27
7.	Particulars of proposed Rights/Bonus/Shares/ Convertible Debenture issue		Nil

8. Closure of Register of Members will be intimated separately.

9. Date from which the Dividend is payable: Not applicable.

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 23, 2009

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub: **Audited Accounts for the year ended March 31, 2009**

In continuation of our letter dated April 15, 2009,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2009.

We enclose a statement showing the financial particulars for the year ended March 31, 2009 and would request you kindly to bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 23, 2009

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub: **Audited Accounts for the year ended March 31, 2009**

In continuation of our letter dated April 15, 2009,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended March 31, 2009.

We enclose a statement showing the financial particulars for the year ended March 31, 2009 and would request you kindly to bring the aforesaid information to the notice of your members.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources

Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Audited Financial Results Standalone and Consolidated for the year ended March 31, 2009

(Rs. Lakhs)

Sr.No.	Particulars	Standalone		Consolidated	
		31-03-2009 Audited	31-03-2008 Audited	31-03-2009 Audited	31-03-2008 Audited
1	(a) Income from operations	27,001.59	20,278.57	27,001.59	20,278.57
	(b) Other operating Income	-	60.79	-	60.79
	Total Operating Income	27,001.59	20,339.36	27,001.59	20,339.36
2	Expenditure				
	(a) Cost of operations	22,005.82	17,998.56	22,005.82	17,998.56
	(b) Employee Cost	478.85	242.47	478.85	242.47
	(c) Depreciation (net)	5.99	694.64	5.99	694.64
	(d) Other Expenditure	2,486.57	1,404.69	2,535.95	1,406.41
	(e) Total Expenditure	24,977.23	20,340.36	25,026.61	20,342.08
3	Profit from operations before Other Income and Interest	2,024.36	(1.00)	1,974.98	(2.72)
4	Other Income (net)	14,677.19	16,391.29	14,894.32	16,391.29
5	Profit before Interest	16,701.55	16,390.29	16,869.30	16,388.57
6	Interest and Finance charges	9,513.32	7,815.49	9,513.32	7,815.49
7	Profit before tax	7,188.23	8,574.80	7,355.98	8,573.08
8	Provision for taxes				
	- Current Tax	170.06	1,692.56	170.18	1,692.56
	- Fringe Benefit Tax	11.54	11.60	11.54	11.60
	- Deferred Tax Liabilities / (Asset)	19.61	10.77	19.61	10.77
9	Net Profit for the period	6,987.02	6,859.87	7,154.65	6,858.15
10	Paid up Equity Share Capital	81,656.52	81,656.52	81,656.52	81,656.52
	(Face Value Rs. 5 per Share)				
11	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)	98,360.93	91,373.91	98,526.88	91,372.19
12	Earnings per share				
	- Basic (Rs.)	0.43	0.44	0.44	0.44
	- Diluted (Rs.)	0.43	0.44	0.44	0.44
13	Public shareholding -				
	- Number of shares	737,522,280	737,522,280	737,522,280	737,522,280
	- Percentage of shareholding	45.16	45.16	45.16	45.16
14	Promoter and promoter group shareholding				
	a) Pledged/Encumbered				
	- Number of shares	-	-	-	-
	- Percentage of shares (as a % of shareholding of promoter and promoter group)	-	-	-	-
	- Percentage of shares (as a % of total share capital of the company)	-	-	-	-
	a) Non-encumbered				
	- Number of shares	895,608,142	895,608,142	895,608,142	895,608,142
	- Percentage of shares (as a % of shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
	- Percentage of shares (as a % of total share capital of the company)	54.84	54.84	54.84	54.84

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the standalone and consolidated financial results for the year ended March 31, 2009 at their Meeting held on April 23, 2009.

2. Tax Liability of the Company has been provided on the basis of Minimum Alternate Tax calculations.

3. During the quarter ended March 31, 2009, Reliance Cement Resources Private Ltd. (formerly known as AAA Traders Private Limited) became a wholly owned subsidiary of subsidiary Company Reliance Cementation Pvt. Ltd.

4. There were no exceptional / extra-ordinary item during the quarter / year ended March 31, 2009.

5. During the year, the operations of the Group were confined to only one segment namely, 'Fuel Handling and Processing'. Reliance Cementation, a wholly owned subsidiary of the company and its subsidiaries are in the process of setting up cement plants and have not commenced its operations. In view of this, no segment report is prepared.

6. The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS–21) - "Consolidated Financial Statements", Accounting Standard 23 (AS–23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS–27) - " Financial Reporting of Interests in Joint Ventures" as notified under the Companies (Accounting Standard) Rules, 2006.

7. Information on Investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2009: opening: Nil; additions 54, disposals 54 closing Nil

8. Figures of the previous year have been regrouped / reclassified wherever considered necessary,

For and on behalf of the Board of Directors

Place: Mumbai
Date: April 23, 2009

Anil D. Ambani
Chairman